UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of June, 2003

                CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
------------------------------------------------------------------------------
              (Translation of registrant's name into English)

     Av. Revolucion 780, Modulo 2, Col. San Juan, C.P. 03730 Mexico, D.F.
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                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


            Form 20-F     X                          Form 40-F
                      --------                                 --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                     No     X
                   --------                               --------


     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82___.)

                          June 30th, 2003, Monday

SECTION: Financial News

DISTRIBUTION: TO BUSINESS EDITOR

HEADLINE: Controladora Comercial Mexicana, S.A. de C.V. Files Extension
          Request for Form 20-f

DATELINE: Mexico, D.F.

BODY:

     CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. (THE "COMPANY") HAS FILED A NOTICE OF LATE FILING ON A FORM 12B-25 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOTIFYING THAT IT WILL BE LATE IN FILING ITS FORM 20-F AND OBTAINING A 15 DAY EXTENSION FOR THE FILING OF ITS FORM 20-F.

     IN ITS FORM 12B-25, THE COMPANY STATED THAT IT IS "UNABLE TO FILE, WITHOUT UNREASONABLE EFFORT AND EXPENSE, ITS FORM 20-F ANNUAL REPORT BECAUSE THE RECONCILIATION BETWEEN MEXICAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES THAT IS REQUIRED TO BE INCLUDED IN ITS AUDITED FINANCIAL STATEMENTS IN ACCORDANCE WITH REGULATION S-X 4-01(A) (2) FOR THE PERIOD ENDED DECEMBER 31, 2002 HAS NOT BEEN COMPLETED DUE TO THE FAILURE BY THE AUDITORS RESPONSIBLE FOR ONE OF THE SUBSIDIARIES, WHOSE AUDITING FIRM IS DIFFERENT THAN THAT OF COMPANY, TO PRODUCE ALL OF THE NECESSARY DOCUMENTATION TO COMPLETE SUCH RECONCILIATION. AS A RESULT, THE COMPANY HAS BEEN UNABLE TO FINALIZE ITS AUDITED FINANCIAL STATEMENTS IN COMPLIANCE WITH THE ABOVE MENTIONED REGULATION. TO DATE AN THE COMPANY ANTICIPATES THAT ITS FORM 20-F ALONG WITH THE AUDITED FINANCIAL STATEMENTS, WILL BE FILED ON OR BEFORE THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE OF THE COMPANY'S FORM 20-F ANNUAL REPORT."

     ON BEHALF OF CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.:


        Francisco Martinez de la Vega
        Chief Financial Officer

SOURCE CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V

CONTACT: CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V, Javier Miranda, (52) 55 52709313 o 12 or Visit our Web Site at: www.comerci.com.mx

LOAD-DATE: June 30, 2002

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
                                  --------------------------------------------
                                                    (Registrant)


Dated:   June 30, 2003                By   /s/ Francisco Martinez de la Vega
                                        -------------------------------------
                                      Name:  Francisco Martinez de la Vega
                                      Title: Chief Financial and
                                             Administrative Officer